State of Delaware
Secretary of State
Division of Corporations
Delivered 03:16 PM 10/21/2021
FILED 03:16 PM 10/21/2021
SR 20213579796 - File Number 6327292

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is SMOOVE XPERIENCE INC.

2. The Registered Office of the corporation in the State of Delaware is located at 651 N. Broad St., Suite 206 in the City of Middletown, County of New Castle, Zip Code 19709. The name of the Registered Agent at such address upon whom process against this corporation may be served is Legaline Corporate Services Inc.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The Corporation is authorized to issue two classes of stock to be designated, respectively, Class 1 Common Stock and Class 2 Common Stock. The total number of shares of stock which the Corporation shall have the authority to issue is 100,000,000. The total number of shares of Class 1 Common Stock authorized to be issued is 90,000,000 shares, par value 1.00 per share. The total number of shares of Class 2 Common Stock authorized to be issued is 10,000,000 shares, par value 1.00 per share. The Class 1 Common Stock and Class 2 Common Stock are referred to together as "Common Stock".

5. The name and mailing address of the incorporator are as follows:

   Name: Tony Phu
   Mailing Address: 800 S. Barranca Avenue, Suite 260, Covina, CA 91723

Date: 10/20/2021

By: [signature]
Tony Phu, Incorporator